FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  June 24, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No.1         RNS Announcement, re: Schedule 11 Notification  dated 24 June 2005



British Energy Group plc

Schedule 11. Notification of interests of directors and connected persons


1.    Name of company                                2.   Name of director
      BRITISH ENERGY GROUP PLC                            ADRIAN MONTAGUE

3.    Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
      that it is in Respect of holding of the             than one holder, the number of shares held by
      shareholder named in 2 above or in respect of       each of them (if notified)
      a non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of
      18 or in respect of an non-beneficial interest

      ADRIAN MONTAGUE                                     ADRIAN MONTAGUE

5.    Please state whether notification relates to a 6.   Please state the nature of the transaction. For
      person(s) Connected with the director named in      PEP transactions please indicate whether
      2 above and Identify the connected person(s)        general/single co PEP and if discretionary/non
                                                          discretionary /non discretionary

      N/A                                                 AS PART OF REMUNERATION ARRANGEMENTS, 543
                                                          SHARES WERE PURCHASED.

7.    Number of Shares/    8.   Percentage of issued 9.   Number of Shares/   10.  Percentage of issued
      amount of stock           class (any treasury       amount of stock          class (any treasury
      Acquired                  shares held by            Disposed                 shares held by company
                                company should not                                 should not be taken
                                be taken into                                      into account when
                                account when                                       calculating
      543                       calculating                                        percentage)
                                percentage)

                                0.00%                     N/A                      N/A

  11. Class of security    12.  Price per share      13.   Date of            14.  Date company informed
                                                           transaction

      10P ORDINARY SHARES       398P                       24 JUNE 2005            24 JUNE 2005

15.   Total holding following this notification      16.   Total percentage holding of issued class
                                                           following this Notification (any treasury
                                                           shares held by company should Not be taken
                                                           into account when calculating percentage)
      2,708 10p Ordinary shares
      91    warrants                                       0.00%

If a director has been granted options by the company please complete the following boxes.

17.   Date of grant                                  18.  Period during which or date on which
                                                          exercisable

      N/A                                                 N/A

19.   Total amount paid (if any) for grant of the    20.  Description of shares or debentures involved:
      option                                              class, Number

      N/A                                                 N/A

21.   Exercise price (if fixed at time of grant) or  22.  Total number of shares or debentures over which
      indication that price is to be fixed at time        options held following this notification
      of exercise
                                                          N/A
      N/A

23.   Any additional information                     24.  Name of contact and telephone number for
                                                          queries

      N/A                                                 JOHN SEARLES 01506 408 715


25.   Name and signature of authorised company official responsible for making this notification

      ROBERT ARMOUR (COMPANY SECRETARY)


Date of notification 24 JUNE 2005


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 24, 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations



24 June 2005